SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 3)
________________________

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
(Name of Subject Company)
________________________

LSRI HOLDINGS, INC.
a wholly-owned subsidiary of
 Landry’s Restaurants, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

TILMAN J. FERTITTA
LANDRY’S RESTAURANTS, INC.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$123,386,221.75	$14,325.14

* Estimated for purposes of calculating the amount of filing fee only.  This amount is based on the offer to purchase all 14,835,332 issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. as reported in its public filings with the Securities and Exchange Commission (less the 1,496,281 shares of common stock held by the Offeror) at a purchase price of $9.25 cash per share.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,325.14

Form or Registration No.:  SC TO-T

Filing Party: Landry’s Restaurants, Inc.

Date Filed: April 7, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 7, 2011, as amended by Amendment No. 1 to Schedule TO filed on April 7, 2011 and Amendment No. 2 to Schedule TO filed on April 21, 2011 (as so amended, the “Schedule TO”), on behalf of LSRI Holdings, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), relating to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred share purchase rights (the “Rights,” and together with such shares, the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 7, 2011, and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with this Amendment No. 3, and any other amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 1 THROUGH 9; ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

“On April 22, 2011, Purchaser extended the Offer until 12:00 Midnight, New York City time on May 31, 2011, unless further extended. The full text of the press release issued by Landry’s on April 22, 2011 announcing the extension of the Offer is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference.”

The Offer to Purchase is hereby amended as follows:

General Amendments

All references to “Section 11 – Purpose of the Offer and the Proposed Merger; Statutory Requirements; Appraisal Rights; ‘Going-Private’ Transactions” are amended to read: “Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’”

All references to “Section 7 – Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” are amended to read: “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations; Rights.”

All references to “12:00 Midnight, New York City time, on May 6, 2011” in the Offer to Purchase are amended to be references to “12:00 Midnight, New York City time, on May 31, 2011.”

Front and Back Cover

The caption at the top of the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OF

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
AT
$9.25 NET PER SHARE
BY

LSRI HOLDINGS, INC.
A WHOLLY OWNED SUBSIDIARY OF
LANDRY’S RESTAURANTS, INC.”

The first full paragraph on the front cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The offer is conditioned upon, among other things, (1) there being validly tendered in the offer and not properly withdrawn prior to the expiration date of the offer that number of shares of Common Stock, par value $0.001 per share, together with the associated preferred share purchase rights (the ‘Rights,’ and together with such shares, the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc. (‘MSSR’) that, together with the Shares then owned by Landry’s Restaurants, Inc., a Delaware corporation (‘Landry’s’), its affiliates and its subsidiaries (including, without limitation, LSRI Holdings, Inc., a Delaware corporation (‘Purchaser’)), would represent at least 90% of the total number of then-outstanding Shares calculated on a fully diluted basis, (2) MSSR’s Board of Directors having approved the offer and the proposed second-step merger described herein under Section 203 of the Delaware General Corporation Law (the ‘DGCL’) or Landry’s being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the offer and the potential merger thereafter, (3) MSSR not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Landry’s ability to acquire MSSR or otherwise diminishing the expected value to Landry’s of the acquisition of MSSR, (4) Landry’s, or one of its affiliates, entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding shares, (5) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (6) MSSR’s Board of Directors redeeming the Rights or Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the offer and the proposed second step merger described herein.”

The second full paragraph on the inside cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If a Distribution Date (as defined in Section 11 — ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions’) occurs, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. A stockholder who desires to tender such stockholder’s Shares (and Rights, if applicable) and whose certificates representing such Shares (and Rights, if applicable) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot cause all required documents to reach the Depositary prior to the Expiration Date (as defined in Section 1 — ‘Terms of the Offer; Expiration Date’) may tender such Shares (and Rights, if applicable) by following the procedures for guaranteed delivery set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares.’”

The second sentence of the first paragraph on the back cover of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Letter of Transmittal, certificates for Shares and Rights and any other required documents should be sent or delivered by each stockholder of MSSR or their broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:”

Summary Term Sheet

The first paragraph in the “Summary Term Sheet” section of the Offer to Purchase, is hereby amended and restated in its entirety to read as follows:

“LSRI Holdings, Inc., a Delaware corporation (‘Purchaser’), is offering to acquire all the outstanding shares of Common Stock, par value $0.001 per share, of McCormick & Schmick’s Seafood Restaurants, Inc. (‘MSSR’), together with the associated preferred share purchase rights (the ‘Rights’), at a price of $9.25 per share, net to the seller in cash, without interest and subject to any required withholding of taxes.  Unless the context otherwise requires, we refer to one share of MSSR Common Stock, together with its associated Rights, as a ‘Share.’”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question “What does MSSR’s Board of Directors think of this offer?” is hereby amended and restated in its entirety to read as follows:

“MSSR’s Board of Directors rejected our overtures to discuss a possible negotiated transaction.  MSSR’s Board of Directors has not approved this offer. On April 20, 2011, MSSR issued a press release and filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with the offer, announcing its Board of Directors’ recommendation that the MSSR stockholders reject the offer and not tender Shares in the offer. See Section 10 — ‘Background of the Offer.’”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question “Do you have the financial resources to pay for the Shares?” is hereby amended and restated in its entirety to read as follows:

“Yes.  We will need approximately $125.0 million to purchase all Shares pursuant to the offer not already owned by Landry’s, Purchaser and Tilman J. Fertitta (collectively, the ‘Landry’s Group’) and to pay related fees and expenses.  Landry’s has entered into a commitment letter with Jefferies Group, Inc. (‘Jefferies’), in which Jefferies has committed, directly or through one or more of its affiliates, to provide financing to the Landry’s Group in an amount equal to $125.0 million in connection with the offer (the ‘Jefferies Financing’), through the purchase of $125.0 million of Landry’s 11 5/8% Senior Secured Notes due 2015.  The offer is conditioned on Landry’s, or one of its affiliates, entering into a definitive agreement with Jefferies regarding the Jefferies Financing to complete the purchase of all of the outstanding Shares.  See Section 12 — ‘Source and Amount of Funds.’”

In the “Summary Term Sheet” section of the Offer to Purchase the following question and answer are hereby inserted after the question “Is your financial condition relevant to my decision to tender in the offer?” and its corresponding answer:

“What are the ‘Rights’?

The Rights were issued to all stockholders of MSSR, but currently are not represented by separate certificates (‘Rights Certificates’). Instead, they are represented by certificates for your Shares (‘Share Certificates’). Unless the Rights are distributed to stockholders, a tender of Shares will include a tender of the Rights. If the Rights are distributed, a holder will need to tender one Right with each Share tendered. See Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ and Section 11 ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’

The Rights are described in MSSR’s Current Report on Form 8-K, dated April 20, 2010 (the ‘MSSR 8-K’). The terms of the Rights are set forth in the Rights Agreement between MSSR and Computershare Trust Company, N. A., as Rights Agent, dated April 18, 2011 (as amended from time to time, the ‘Rights Agreement’), which is filed as an exhibit to the MSSR 8-K. According to the MSSR 8-K, on April 20, 2011, MSSR’s Board of Directors declared a dividend of one Right for each Share outstanding as of April 28, 2011, payable to stockholders of record on April 28, 2011.  Each Right entitles the registered holder to purchase from MSSR one one-thousandth of a share of Series A Preferred Stock, par value $0.001 per share (‘Preferred Shares’) of MSSR at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment.

Initially, the Rights will be attached to Share Certificates and no separate Rights Certificates will be issued. Separate Rights Certificates will be caused to evidence the Rights on the earlier to occur of (i) 10 days following a public announcement, or the public disclosure of facts indicating, that a Person (as defined below) or group of Affiliated or Associated Persons (as defined below) has acquired Beneficial Ownership (as defined below) of 15% or more of the outstanding Shares (an ‘Acquiring Person’) (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and the MSSR Board of Directors determines that a later date is advisable, then such later date that is not more than 20 days after such public announcement) or (ii) 10 business days (or such later date as may be determined by action of the MSSR Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares (the earlier of such dates, the ‘Distribution Date’). As soon as practicable after the Distribution Date, MSSR will prepare and cause the Rights Certificates to be sent to each holder of record as of the close of business on the Distribution Date. Under the Rights Agreement, the terms ‘Affiliate’ and ‘Associate’ shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act as in effect on April 18, 2011, and the term ‘Person’ means any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity. ‘Beneficial Ownership’ shall include any securities such Person or any of such Person’s Affiliates or Associates (i) beneficially owns, directly or indirectly, (ii) has the right to acquire, (iii) except under limited circumstances, securities such Person or any such Person’s Affiliates or Associates has the right to vote pursuant to any agreement, arrangement or understanding, and (iv) which are the subject of, or the reference securities for, or that underlie, any derivative securities (as defined under Rule 16a-1 under the Exchange Act) of such Person or any of such Person’s Affiliates or Associates that increase in value as the value of the underlying equity increases, with the number of Shares deemed Beneficially Owned being the notional or other number of Shares specified in the documentation evidencing the derivative interest as being subject to be acquired upon the exercise or settlement of the derivative interest or as the basis upon which the value or settlement amount of such derivative interest is to be calculated in whole or in part or, if no such number of Shares is specified in such documentation, as determined by the MSSR Board of Directors in it sole discretion to be the number of Shares to which the derivative interest relates.

If a Person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), the Rights will become exercisable for Shares (or, in certain circumstances, Preferred Shares or other similar securities of MSSR) having a value equal to two times the exercise price of the Right. From and after the announcement that any Person has become an Acquiring Person, if the Rights evidenced by a Right Certificate are or were at any time on or after the earlier of (i) the date of such announcement or (ii) the Distribution Date acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

See Section 11 ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’”

In the “Summary Term Sheet” section of the Offer to Purchase, the second bullet point in the answer to the question “What are the most important conditions to the offer?” is hereby amended and restated in its entirety to read as follows:

“MSSR’s Board of Directors having approved the offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law (the ‘DGCL’) or Landry’s being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the offer and the Proposed Merger.”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question "What are the most important conditions to the offer?” is hereby amended to include as the final bullet point:

“MSSR’s Board of Directors must redeem the Rights or Purchaser must be satisfied, in its reasonable judgment, that such Rights have been invalidated or are otherwise inapplicable to the offer or the Proposed Merger.”

In the “Summary Term Sheet” section of the Offer to Purchase, the answer to the question “How do I accept the offer and tender my Shares?” is hereby amended and restated in its entirety to read as follows:

“To tender your Shares, you must deliver the Share Certificates (and, if applicable, Rights Certificates), together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company (the ‘Depositary’), prior to the expiration of the offer.  If your Shares are held in street name (i.e., through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company.  If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.  See Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares.’”

In the “Summary Term Sheet” section of the Offer to Purchase, the first paragraph of the answer to the question “If I do not tender but the offer is successful, what will happen to my Shares?” is hereby amended and restated in its entirety to read as follows:

“If, following the consummation of the offer, we own at least 90% of the outstanding Shares, including the Shares currently owned by the Landry’s Group, we will cause MSSR to consummate the Proposed Merger promptly under the DGCL in which all Shares held by the remaining stockholders would be converted into the right to cash equal to the same price per Share as was paid in the offer, without interest.  If, after the offer is completed but prior to the consummation of the Proposed Merger, the aggregate ownership by Purchaser and its affiliates of the outstanding Shares should fall below 90% for any reason, Purchaser may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase. The consideration per Share paid for any Shares so acquired will be at least equal to the highest consideration offered to the holders of Shares in the Offer.”

Introduction

 The first and second full paragraphs in the “Introduction” section of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“LSRI Holdings, Inc., a Delaware corporation (‘Purchaser’) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (‘Landry’s’), hereby offers to purchase (1) all outstanding shares of Common Stock, par value $0.001 per share (the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (‘MSSR’), and (2) the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share, of MSSR (the ‘Rights’) issued pursuant to the Rights Agreement between MSSR and Computershare Trust Company, N. A., as Rights Agent, dated April 18, 2011 (as amended from time to time, the ‘Rights Agreement’), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the ‘Offer’). Unless the context otherwise requires, all references herein to the ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

The Offer is made only for Shares, including the associated Rights, and is not made for any options, warrants or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable law, exercise the options, warrants or other rights in order to obtain the underlying Shares and then tender those Shares in accordance with the Offer.”

The fourth and fifth full paragraphs in the “Introduction” section of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“The purpose of the Offer is to enable Landry’s to acquire control of, and ultimately acquire the entire equity interest in, MSSR.  The Offer, as the first step in the acquisition of MSSR, is intended to facilitate the acquisition of all issued and outstanding Shares.  Purchaser currently intends, promptly following consummation of the Offer, to seek to have MSSR consummate a second-step merger or similar business combination with Purchaser or another direct or indirect wholly owned subsidiary of Landry’s (the ‘Proposed Merger’), pursuant to which each then outstanding Share (other than Shares held by Landry’s, its affiliates or its subsidiaries (including, without limitation, Purchaser) and Shares owned by stockholders who perfect any available appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price paid per Share pursuant to the Offer. Under the Delaware General Corporation Law (the ‘DGCL’), as currently in effect, if Purchaser acquires that number of Shares, which, together with the Shares then owned by Landry’s, Purchaser and Tilman J. Fertitta (collectively, the ‘Landry’s Group’), who are members of a Section 13(d) group with respect to the Shares, would represent at least 90% of the total number of the outstanding Shares, Purchaser believes it would be able to approve the Proposed Merger without a vote of MSSR’s Board of Directors or MSSR’s stockholders.  If Purchaser does not acquire that number of Shares, which, together with the Shares then owned by the Landry’s Group would represent at least 90% of the total number of the outstanding Shares, and Purchaser reduces or waives the Minimum Tender Condition (as defined below), Purchaser would have to obtain the required approval of MSSR’s Board of Directors and stockholders to effect the Proposed Merger.

Notwithstanding the foregoing, certain terms of the Rights Agreement and certain provisions of the DGCL may affect the ability of Landry’s to obtain control of MSSR and Purchaser’s ability to consummate the Proposed Merger.  The timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, including without limitation, actions of MSSR’s Board of Directors, the number of Shares, if any, acquired by Purchaser pursuant to the Offer, and whether the Minimum Tender Condition, the Approval Condition, the Impairment Condition, the Jefferies Financing Condition, the HSR Condition and the Rights Condition (each as defined below) and all other conditions set forth in Section 14 — ‘Conditions to the Offer’ are satisfied or waived.  There can be no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated.  See Section 11 — ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions’ and Section 14 — ‘Conditions to the Offer.’”

The “Introduction” section of the Offer to Purchase is hereby amended to add the following paragraphs, immediately following the sixth paragraph of the section:

“On April 15, 2011, Landry’s filed preliminary proxy materials with the SEC (the ‘Withhold Proxy’) in connection with the 2011 Annual Meeting of Stockholders of MSSR, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof (the “Annual Meeting”), seeking stockholders’ authority to withhold their respective votes from being present and counting toward a quorum at the Annual Meeting. By seeking MSSR stockholders’ authority to withhold their vote from counting towards a quorum, Landry’s is seeking to prevent MSSR from holding the Annual Meeting on May 26, 2011, the date for which the Annual Meeting is currently scheduled, in order to prevent MSSR from conducting business at the Annual Meeting without first having engaged in meaningful discussions with Landry’s. Landry’s advises the stockholders of MSSR to read the Withhold Proxy because it contains important information. Landry’s currently expects to file definitive proxy materials with the SEC as soon as practicable. MSSR stockholders may obtain a free copy of the preliminary Withhold Proxy, the definitive Withhold Proxy (when it becomes available) and other documents that Landry’s files with the SEC at its web site at www.sec.gov. In addition, these documents may be obtained free of charge in printed form by contacting Okapi Partners LLC at (877) 285-5990.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with the Withhold Proxy. Any such solicitation (including pursuant to Withhold Proxy) is being made only pursuant to separate solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.”

The eight, ninth and tenth full paragraphs in the “Introduction” section of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“According to MSSR’s Solicitation/Recommendation Statement on Schedule 14D-9 filed April 20, 2011 (as amended, the ‘Schedule 14D-9’), as of April 18, 2011, there were 14,869,948 Shares issued and outstanding.  According to the Schedule 14D-9, as of April 18, 2011, there were 615,148 options to purchase Shares outstanding.  Based on Purchaser’s examination of MSSR’s publicly filed documents, as of April 21, 2011, there were no other options or any warrants outstanding or rights exercisable or convertible for, or securities convertible into, Shares (other than the Rights).  Accordingly, and assuming no Shares have been issued since April 21, 2011 (other than Shares issued pursuant to the exercise of the stock options referred to above), and assuming no warrants, options or securities or instruments convertible or exchangeable into, or rights exercisable for, Shares have been granted, issued or have accrued, as the case may be, since April 21, 2011 (other than the Rights), there are approximately 15,485,096 Shares outstanding on a fully diluted basis.   As of the date hereof, the Landry’s Group beneficially owns 1,496,281 Shares in the aggregate.  If 12,440,305 Shares, or approximately 80% of the outstanding Shares, were tendered and not withdrawn prior to the Expiration Date, the Minimum Tender Condition would be satisfied.

The Approval Condition. Consummation of the Offer is conditioned upon MSSR’s Board of Directors having approved the Offer and the Proposed Merger under Section 203 of the DGCL or Landry’s being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger (the ‘Approval Condition’).

The Impairment Condition. Purchaser may not have to consummate the Offer if it becomes aware (1) that any material contractual right of MSSR or any of its subsidiaries, in Purchaser’s reasonable judgment, has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of MSSR or any of its subsidiaries has been or will be accelerated or has otherwise become or will become due or become subject to acceleration prior to its stated due date, or, in each case, would reasonably be expected to occur, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Purchaser, Landry’s or any other affiliate of Landry’s of a merger or other similar business combination involving MSSR or (2) of any covenant, term or condition in any instrument or agreement of MSSR or any of its subsidiaries that, in Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of MSSR or any of its subsidiaries or affiliates (including, without limitation, any term or provision that requires or otherwise obligates MSSR to make future payments or investments) or the value of the Shares to Purchaser, Landry’s or any other affiliate of Landry’s (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or Purchaser’s consummation of a merger or other similar business combination involving MSSR) (the ‘Impairment Condition’).”

The “Introduction” section of the Offer to Purchase is hereby amended to add the following immediately following the twelfth paragraph:

“The Rights Condition. Consummation of the Offer is conditioned upon MSSR’s Board of Directors redeeming the Rights or Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the ‘Rights Condition’). See Section 11 — ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with the Withhold Proxy. Any such solicitation (including pursuant to Withhold Proxy) are being made only pursuant to separate solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.’”

The third to last paragraph in the “Introduction” section of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Certain other conditions to the consummation of the Offer are discussed in Section 14 — ‘Conditions to the Offer.’  Purchaser reserves the right, subject to the applicable rules and regulations of the Securities and Exchange Commission (‘SEC’), to amend or waive any one or more of the terms and conditions of the Offer, including, without limitation, the Minimum Tender Condition, the Approval Condition, the Impairment Condition, the Jefferies Financing Condition and the Rights Condition.  See Section 1 — ‘Terms of the Offer; Expiration Date’ and Section 14 — ‘Conditions to the Offer.’”

Section 1 – “Terms of the Offer; Expiration Date”

The second paragraph and the first part of the third paragraph of Section 1 (“Terms of the Offer; Expiration Date”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“The Offer is made only for Shares, including the associated Rights, and is not made for any options, warrants or other rights to acquire Shares. Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable law, exercise the options, warrants or other rights in order to obtain the underlying Shares and then tender those Shares in accordance with the Offer.

The Offer is conditioned upon satisfaction of the Minimum Tender Condition, the Approval Condition, the Impairment Condition, the Jefferies Financing Condition, the HSR Condition, the Rights Condition and all the other conditions set forth in Section 14 — ‘Conditions to the Offer.’  Purchaser reserves the right (but will not be obligated), subject to the applicable rules and regulations of the SEC, to amend or waive the Minimum Tender Condition, the Approval Condition, the Impairment Condition, the Jefferies Financing Condition, the Rights Condition or any other condition of the Offer if any of the Minimum Tender Condition, the Approval Condition, the Impairment Condition, the Jefferies Financing Condition, the Rights Condition or any of the other conditions set forth in Section 14 — ‘Conditions to the Offer’ has not been satisfied by 12:00 Midnight, New York City time, on May 31, 2011 (or any other time then set as the Expiration Date).  Subject to compliance with the applicable rules and regulations of the SEC, including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), Purchaser may elect to:”

The information set forth in the Offer to Purchase under Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended to add immediately after the final sentence of the penultimate paragraph:

“In the event separate certificates representing the Rights (the ‘Rights Certificates’) are issued, similar action will be taken with respect to unpurchased and untendered Rights.”

Section 2 – “Acceptance for Payment and Payment”

The second and third paragraphs of Section 2 (“Acceptance for Payment and Payment”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“In all cases, payment for Shares purchased in the Offer will be made only after timely receipt by the Depositary of:

(1) the Share Certificates, and, if applicable, the Rights Certificates, or timely confirmation (a ‘Book-Entry Confirmation’) of the book-entry transfer of such Shares and, if applicable, Rights (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the ‘Book-Entry Transfer Facility’), pursuant to the procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’;

(2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

(3) any other documents required by the Letter of Transmittal.

The term ‘Agent’s Message’ means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares and, if applicable, the Rights that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

If Rights Certificates have been distributed to holders of Shares, such holders are required to tender Rights Certificates representing a number of Rights equal to the number of Shares being tendered in order to effect a valid tender of such Shares.”

Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Valid Tender of Shares.  Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, either (1) on or prior to the Expiration Date, (a) Share Certificates representing tendered Shares (and, prior to the Distribution Date (as defined in Section 11 — ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions’), representing tendered Rights) and, after the Distribution Date, Rights Certificates must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of its addresses and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses or (2) the guaranteed delivery procedures set forth below must be followed.

Holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, if a Distribution Date has occurred and a stockholder has sold its Rights separately from its Shares and does not otherwise acquire Rights, such stockholder may not be able to satisfy the requirements of the Offer for the tender of Shares.

Separate Delivery of Rights Certificates. If the Distribution Date has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and Rights Certificates have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date that Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (ii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between you and us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including, without limitation, delivery through the Book-Entry Transfer Facility, is at the election and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase.  Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer.  However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

If the Distribution Date occurs, to the extent that the Rights become eligible for book-entry transfer under procedures established by the Book-Entry Transfer Facility, the Depositary also will make a request to establish an account with respect to the Rights at such Book-Entry Transfer Facility, but no assurance can be given that book-entry delivery of Rights will be available. If book-entry delivery of Rights is available, the foregoing book-entry transfer procedures will also apply to Rights. Otherwise, if Rights Certificates have been issued, a tendering stockholder will be required to tender Rights by means of physical delivery to the Depositary of Rights Certificates (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to Rights will be inapplicable) or pursuant to the guaranteed delivery procedure set forth below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase.  Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled ‘Special Delivery Instructions’ or the box entitled ‘Special Payment Instructions’ on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an ‘Eligible Institution’ and, collectively, ‘Eligible Institutions’). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution.  See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates or Rights Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates or Rights Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates or Rights Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates and/or Rights Certificates are forwarded separately to the Depositary, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, must accompany each such delivery.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates or, if applicable, Rights Certificates are not immediately available (including, without limitation, if the Distribution Date has occurred but Rights Certificates have not yet been distributed) or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

(3) within (a) in the case of Shares, three Nasdaq Global Stock Market trading days after the date of execution of such Notice of Guaranteed Delivery or (b) in the case of Rights, a period ending on the later of (x) three Nasdaq Global Stock Market trading days after the execution of such Notice of Guaranteed Delivery and (y) three business days after the date Rights Certificates are distributed to stockholders, (i) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights) and, after the Distribution Date, Rights Certificates are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares and Rights are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares and Rights, is received by the Depositary at one of such addresses and (iii) any other documents required by the Letter of Transmittal are received by the Depositary at one of such addresses.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share Certificates representing tendered Shares (or a Book Entry Confirmation, if available) and, after the Distribution Date, Rights Certificates, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book entry transfer of Shares and (3) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates representing, or Book-Entry Confirmations of, such Shares (and, if applicable, Rights) are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding.  Under U.S. Federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer.  To avoid backup withholding, unless an exemption applies, a stockholder that is a U.S. person (as defined for U.S. Federal income tax purposes) must provide the Depositary with such U.S. stockholder’s correct taxpayer identification number (‘TIN’) and certify under penalties of perjury that the TIN is correct and that the U.S. stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal.  If a U.S. stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the U.S. stockholder, and any payment made to the U.S. stockholder pursuant to the Offer may be subject to backup withholding.  All stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, corporations and certain foreign individuals and foreign entities) may not be subject to backup withholding.  Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding.  These stockholders should consult a tax advisor to determine which Form W-8 is appropriate.  See the Letter of Transmittal for more information.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from payments made to a U.S. stockholder may be refunded or credited against the U.S. stockholder’s Federal income tax liability, if any, provided, that the required information is furnished to the Internal Revenue Service.

Appointment as Proxy.  By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints Tilman J. Fertitta and Steven L. Scheinthal, or either of them, and any individual designated by either of them or Purchaser, and each of them individually, as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all Shares or other securities issued in respect of such Shares on or after April 7, 2011. All such proxies shall be considered coupled with an interest in the tendered Shares.  Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment such Shares as provided herein.  Upon such appointment, all prior proxies and consents given by such stockholder with respect to such Shares (except for any proxies given pursuant to the Withhold Proxy) and other securities will, without further action, be revoked, and no subsequent power of attorney, proxies, consents or revocations may be given (and if given will not be deemed effective).  The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of MSSR’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.  Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities.  See Section 11 — ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer.  The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of MSSR’s stockholders.

Determination of Validity.  All questions as to the form of documents and validity, eligibility (including, without limitation, as to time of receipt) and acceptance for payment of any tender of Shares (and, if applicable, Rights) and compliance by a tendering stockholder with the terms of the Offer will be determined by Purchaser, in its sole discretion.  Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful.  Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares (and, if applicable, Rights) of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders without any effect on the rights of such other stockholders.

No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived.  None of Purchaser, Landry’s or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.”

Section 4 – “Withdrawal Rights”

The first and second paragraphs of Section 4 (“Withdrawal Rights”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“Except as otherwise provided in this Section 4, tenders of Shares (and, if applicable, Rights) made pursuant to the Offer are irrevocable.  Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after June 5, 2011, or such later date as may apply in case the Offer is extended. A withdrawal of a Share will constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated Shares are also withdrawn.

To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.  If Share Certificates or Rights Certificates evidencing Shares or Rights to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.  If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares,’ any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.”

Section 7 – “Effect of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations; Rights”

The information set forth in the Offer to Purchase under Section 7 (“Effect of the Offer on the Market for Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations; Rights”) is hereby amended to add immediately after the final paragraph of Section 7:

“Rights. Under the terms of the Rights Agreement, as soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date.  If the Distribution Date has occurred and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on the market for the Shares, the Nasdaq Global Stock Market listing and Exchange Act registration would apply to the Rights in a similar manner.”

 Section 10 – “Background of the Offer”

Section 10 – “Background of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Landry’s has been a stockholder of MSSR since November 2008.  As of the date hereof, Mr. Fertitta owns directly 1,496,281 Shares, representing approximately 10.1% of the Shares outstanding.

On April 1, 2011, Landry’s and Jefferies entered into a Commitment Letter pursuant to which, among other things, Jefferies committed, directly or through one or more of its affiliates, to provide the Jefferies Financing in connection with the Offer, through the purchase of $125.0 million of Landry’s      11 5/8% Senior Secured Notes due 2015.

On April 4, 2011, Mr. Fertitta issued a press release announcing his intention to commence, through the Purchaser, an all-cash offer to acquire all of the issued and outstanding Shares for $9.25 per Share, subject to certain conditions.

Also on April 4, 2011, Mr. Fertitta sent electronic correspondences to Mr. William T. Freeman, MSSR’s Chief Executive Officer, and Mr. James R. Parish, a member of MSSR’s Board of Directors, to discuss the Offer and a possible negotiated transaction.  Also on April 4, 2011, representatives of Mr. Fertitta contacted Mr. Parish and suggested a discussion regarding a proposed transaction. To date, neither Mr. Freeman nor Mr. Parish have responded to Mr. Fertitta’s or his representative’s communications.

On April 5, 2011, MSSR issued a statement in response to Mr. Fertitta’s announcement that he intended to commence a tender offer, stating that MSSR did not solicit such an offer and has had no discussions with Mr. Fertitta concerning it.   MSSR further stated that if the offer is formally made, the MSSR Board will respond appropriately in accordance with its fiduciary duties but that it had made no decision whether to initiate or enter into discussions with Mr. Fertitta or any other party or to consider any sale or other strategic transaction concerning MSSR.

On April 5, 2011, Mr. Fertitta delivered to MSSR a letter demanding, pursuant to Section 220 of the DGCL, inspection of MSSR’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. MSSR responded to Mr. Fertitta’s letter and MSSR and Mr. Fertitta entered into a Confidentiality Agreement relating to the records to be delivered thereunder.

On April 4, 5 and 6, 2011, Mr. Fertitta conducted a number of media interviews, during which he discussed his intentions to commence the Offer.

On April 6, 2011, Mr. Fertitta sent an electronic correspondence to Mr. Douglas L. Schmick, MSSR’s Chairman of the Board, to discuss the Offer.  To date, Mr. Schmick has not responded to Mr. Fertitta’s communication.

On April 7, 2011, Mr. Fertitta issued a press release announcing the commencement, through his affiliate LSRI, of the previously announced all-cash offer to acquire all of the issued and outstanding shares of common stock of MSSR for $9.25 per Share, subject to certain conditions.

Also on April 7, 2011, Mr. Fertitta sent a letter to MSSR’s Board of Directors informing them of the commencement of the Tender Offer and expressing his preference to engage in mutually beneficial discussions for a negotiated transaction.

On April 13, 2011, MSSR issued a press release stating that MSSR’s Board of Directors was reviewing the Offer to determine the course of action it believes would be in the best interest of MSSR and its stockholders consistent with its fiduciary duties and as required by applicable law. The press release further advised MSSR stockholders to take no action at such time pending conclusion of the review of the Offer by MSSR’s Board of Directors. The press release further stated that MSSR’s Board of Directors, in consultation with its independent financial and legal advisors, intended to advise stockholders of its formal position regarding the Offer within ten business days from the date of commencement of the Offer by making available to stockholders and filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.

On April 15, 2011, Landry’s filed the Withhold Proxy in connection with the 2011 Annual Meeting of Stockholders of MSSR, seeking stockholders’ authority to withhold their respective votes from being present and counting toward a quorum at the Annual Meeting, in order to prevent MSSR from conducting business at the Annual Meeting prior to engaging in meaningful discussions with Landry’s with respect to the Offer.

On April 20, 2011, MSSR announced that on April 18, 2010, MSSR’s Board of Directors entered into the Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent and declared a dividend of one Right for each outstanding Share, payable to stockholders of record on April 28, 2011.

Also on April 20, 2011, MSSR issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC, announcing its Board of Directors’ recommendation that MSSR’s stockholders reject the Offer and not tender Shares in the Offer. In the press release, MSSR further announced that the Board of Directors would continue to consult with its advisors regarding potential and appropriate next steps that would best serve the interests of MSSR and all of its stockholders. In the press release, MSSR urged all stockholders to ignore the Withhold Proxy, to submit their proxies as requested by MSSR’s Board of Directors, and to vote for all of MSSR’s directors.

On April 21, 2011, Mr. Fertitta issued a press release in response to MSSR’s announcement that its Board of Directors had rejected the Offer and entered into the Rights Agreement. Mr. Fertitta stated his belief that the current directors of MSSR were not acting, and would continue to not act, in MSSR stockholders’ best interests with respect to the Offer.  Mr. Fertitta also stated in the press release that he was disappointed to learn that the MSSR Board of Directors had chosen to reject Landry’s Offer and entered into the Rights Agreement instead of responding to his request to negotiate a merger agreement.  Mr. Fertitta further questioned whether the MSSR Board of Directors was properly exercising its fiduciary duties to stockholders.  Mr. Fertitta requested MSSR stockholders to authorize Landry’s to withhold their vote at the Annual Meeting.

On April 21, 2011, MSSR filed a Current Report on Form 8-K (the “MSSR 8-K”) in which it disclosed that the compensation committee of MSSR’s Board of Directors approved certain incentives to retain key management personnel, including both “stay bonuses” and change of control payments. The total amount of these payments, if paid to all employees eligible to receive them, would be $1,720,000.

Also on April 21, 2011, MSSR filed with the SEC a letter to its employees informing its employees of the Offer and that its Board of Directors had rejected the Offer.

On April 22, 2011, Landry’s announced an extension of the Expiration Date of the Offer until 12:00 Midnight, New York City time on May 31, 2011.”

Section 11 – “Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.”

The fifth paragraph of Section 11 (“Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If Purchaser acquires Shares in the Offer, depending upon the number of Shares so acquired and other factors relevant to its equity ownership in MSSR, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as it shall determine, which may be different than the price paid in the Offer, but shall be at least equal to the highest consideration offered to the holders of Shares in the Offer. Purchaser also reserves the right to dispose of Shares that it has acquired or may acquire.”

The eighth and ninth paragraphs of Section 11 (“Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions”) of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

“Notwithstanding the foregoing, certain terms of the Rights and certain provisions of the DGCL may affect the ability of Landry’s to obtain control of MSSR and Purchaser’s ability to consummate the Proposed Merger.  The exact timing and details of the Proposed Merger will depend on a variety of factors and legal requirements, including actions of MSSR’s Board of Directors, the number of Shares, if any, acquired by Purchaser in the Offer, and whether the Minimum Tender Condition, the Approval Condition, the Impairment Condition, the Jefferies Financing Condition, the HSR Condition, the Rights Condition and all other conditions set forth in Section 14 — ‘Conditions to the Offer,’ are satisfied or waived.  There can be no assurance that the Proposed Merger will be consummated or as to the timing of the Proposed Merger if it is consummated.  See Section 11 — ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions’ and Section 14 — ‘Conditions to the Offer.’

Set forth below are certain factors that may affect the ability of Landry’s to obtain control of MSSR and to cause MSSR to consummate the Proposed Merger.

The Rights Condition. Consummation of the Offer is conditioned on MSSR’ Board of Directors redeeming the Rights, or Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. The following summary is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to the MSSR 8-K.

The Rights were issued to all stockholders of MSSR, but currently are not represented by separate certificates. Instead, they are represented by Share Certificates. Unless the Rights are distributed to stockholders, a tender of Shares will include a tender of the Rights. If the Rights are distributed, a holder will need to tender one Right with each Share tendered. See Section 3 – ‘Procedures for Accepting the Offer and Tendering Shares’ and Section 11 ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’

The terms of the Rights are set forth in the Rights Agreement. According to the MSSR 8-K, on April 20, 2011, MSSR’s Board of Directors declared a dividend of one Right for each Share outstanding as of April 28, 2011, payable to stockholders of record on April 28, 2011 (the ‘Rights Record Date’).  Each Right entitles the registered holder to purchase from MSSR one one-thousandth of a share of Series A Preferred Stock, par value $0.001 per share (the ‘Preferred Shares’), of MSSR at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment (the ‘Preferred Share Purchase Price’).

Initially, the Rights will be attached to all Share Certificates and no separate Rights Certificates will be issued. Separate Rights Certificates will be caused to evidence the Rights on the earlier to occur of (i) 10 days following a public announcement, or the public disclosure of facts indicating, that a Person (as defined below) or group of Affiliated or Associated Persons (as defined below) has acquired Beneficial Ownership (as defined below) of 15% or more of the outstanding Shares (an ‘Acquiring Person’) (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and the MSSR Board of Directors determines that a later date is advisable, then such later date that is not more than 20 days after such public announcement) or (ii) 10 business days (or such later date as may be determined by action of the MSSR Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares (the earlier of such dates, the ‘Distribution Date’). As soon as practicable after the Distribution Date, MSSR will prepare and cause the Rights Certificates to be sent to each holder of record as of the close of business on the Distribution Date. Under the Rights Agreement, the terms ‘Affiliate’ and ‘Associate’ shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act as of April 18, 2011, and the term ‘Person’ means any individual, firm, corporation, partnership, limited partnership, limited liability partnership, business trust, limited liability company, unincorporated association or other entity, and shall include any successor (by merger or otherwise) of such entity.

A Person shall not be deemed to be an ‘Acquiring Person’ if such Person, on the date of the first public announcement of the adoption of the Rights Agreement, is a Beneficial Owner of 15% or more of the Shares then outstanding, (a ‘Grandfathered Stockholder’); provided, however, that if a Grandfathered Stockholder becomes, after the Rights Record Date, the Beneficial Owner of additional Shares (other than Shares acquired solely as a result of corporate action of MSSR not caused, directly or indirectly, by such Person) at any time such that the Grandfathered Stockholder is or thereby becomes the Beneficial Owner of 15% or more of Shares then outstanding, then such Grandfathered Stockholder shall be deemed an Acquiring Person; provided, however, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 15%, such Grandfathered Stockholder shall no longer be considered a Grandfathered Stockholder. ‘Beneficial Ownership’ shall include any securities such Person or any of such Person’s Affiliates or Associates (i) beneficially owns, directly or indirectly, (ii) has the right to acquire, (iii) except under limited circumstances, securities such Person or any such Person’s Affiliates or Associates has the right to vote pursuant to any agreement, arrangement or understanding, and (iv) which are the subject of, or the reference securities for, or that underlie, any derivative securities (as defined under Rule 16a-1 under the Exchange Act) of such Person or any of such Person’s Affiliates or Associates that increase in value as the value of the underlying equity increases, with the number of Shares deemed Beneficially Owned being the notional or other number of Shares specified in the documentation evidencing the derivative interest as being subject to be acquired upon the exercise or settlement of the derivative interest or as the basis upon which the value or settlement amount of such derivative interest is to be calculated in whole or in part or, if no such number of Shares is specified in such documentation, as determined by the MSSR Board of Directors in it sole discretion to be the number of Shares to which the derivative interest relates.

The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Shares, (ii) new Share Certificates issued after the Record Date or upon transfer or new issuance of Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any Share Certificates outstanding as of the Rights Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date. The Rights will expire on April 18, 2012 (the ‘Final Expiration Date’), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by MSSR, in each case, as described below.

As long as the Rights are attached to the Shares, MSSR will issue one Right with each new Common Share so that all such shares will have Rights attached.

The MSSR Board of Directors may determine that a Person is exempt from the Rights Agreement (an ‘Exempt Person’); provided that such determination is made, and no Person shall qualify as an Exempt Person unless such determination is made, prior to such time as any Person becomes an Acquiring Person; provided further that any Person will cease to be an Exempt Person if the MSSR Board of Directors makes a contrary determination with respect to such Person regardless of the reason therefor.

If a Person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), the Rights will become exercisable for Shares (or, in certain circumstances, Preferred Shares or other similar securities of MSSR) having a value equal to two times the exercise price of the Right. From and after the announcement that any Person has become an Acquiring Person, if the Rights evidenced by a Right Certificate are or were at any time on or after the earlier of (i) the date of such announcement or (ii) the Distribution Date acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

If, at any time after the announcement that a Person has become an Acquiring Person, the MSSR is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or Earning Power (as defined below) are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. Under the Rights Agreement, the term ‘Earning Power’ of MSSR and its subsidiaries shall be determined in good faith by MSSR’s Board of Directors on the basis of the operating earnings of each business operated by MSSR and its subsidiaries during the three fiscal years preceding the date of such determination (or, in the case of any business not operated by MSSR or any subsidiary during three full fiscal years preceding such date, during the period such business was so operated).

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding Shares, the Board of Directors of MSSR may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one Share per Right (subject to adjustment).

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of MSSR may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the ‘Redemption Price’). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the MSSR Board of Directors may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of MSSR without the consent of the holders of the Rights, except that from and after such time as any Person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

The Preferred Share Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Shares or a stock dividend on Shares payable in Shares or subdivisions, consolidations or combinations of the Shares occurring, in any such case, prior to the Distribution Date.

Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 multiplied by the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a payment per share equal to 1,000 multiplied by the aggregate payment made per Share. Each Preferred Share will have 1,000 votes, voting together with the Shares. In the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 1,000 multiplied by the amount received per Share. These rights are protected by customary antidilution provisions.

Purchaser believes that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to consummating either the Offer or the Proposed Merger.”

The fourteenth paragraph of Section 11 (“Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On the other hand, if Purchaser waives the Approval Condition and purchases Shares in the Offer or otherwise and is prevented by Section 203 of the DGCL from consummating a merger or other business combination with MSSR for any period of time, it may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, in privately negotiated transactions or otherwise, at prices at least equal to the highest consideration offered to the holders of the Shares, or (iii) seek to effect one or more alternative transactions with or by MSSR.  Purchaser has not determined whether it would take any of the actions described above under such circumstances.”

Section 12 – “Source and Amount of Funds”

The information set forth in the Offer to Purchase under Section 12 (“Source and Amount of Funds”) is hereby amended to add immediately after the fourth paragraph as a new paragraph:

“The Notes to be issued and sold by Landry’s in connection with the Offer will be governed by the terms and conditions set forth in the existing indenture governing the Notes and any additional definitive documents to be entered into in connection with the Jefferies Financing.  It is anticipated that the indebtedness incurred by Landry’s in connection with the Offer will be repaid from funds generated internally by Landry’s and its subsidiaries. No final decisions have been made, however, concerning the method Landry’s will employ to repay such indebtedness or the timing of such repayments. Such decisions, when made, will be based on Landry’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.”

Section 13 – “Dividends and Distributions”

Section 13 (“Dividends and Distributions”) is hereby amended and restated in its entirety to read as follows:

“Notwithstanding the Rights, if, on or after April 7, 2011, MSSR (1) splits, combines, reclassifies or otherwise changes the Shares or its capitalization, (2) acquires Shares or otherwise causes a reduction in the number of Shares, (3) issues or sells additional Shares (other than pursuant to the terms of any director or employee stock options outstanding as of April 1, 2011), or any shares of any other class of capital stock or other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (4) discloses that it has taken any such action, then, without prejudice to Purchaser’s rights under Section 14 — ‘Conditions to the Offer,’ Purchaser, in its sole discretion, may make such adjustments in the Offer Price and other terms of the Offer and the Proposed Merger as it deems appropriate to reflect such split, combination, reclassification or other change including, without limitation, the number or type of securities offered to be purchased.

Notwithstanding the Rights, if, on or after April 7, 2011, MSSR declares or pays any dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, or voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased in the Offer to Purchaser or its nominee or transferee on MSSR’s stock transfer records, then, subject to the provisions of Section 14 — ‘Conditions to the Offer,’ (1) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividends or cash distributions and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (A) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (B) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion. Any adjustment to the Offer Price due to any dividends or other distributions will be followed by an extension of the Offer, to the extent necessary, in accordance with Rule 14e-1(b) under the Exchange Act (relating to Purchaser’s obligation to keep the Offer open for at least 10 business days from the date that notice of such adjustment is first published or sent or given to stockholders).

According to the MSSR 8-K, on April 20, 2011, MSSR’s Board of Directors declared a dividend of one Right for each Share outstanding as of April 28, 2011, payable to stockholders of record on April 28, 2011.  Each Right entitles the registered holder to purchase from MSSR one one-thousandth of a Preferred Shares of MSSR at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement, as more fully described in Section 11 – ‘Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’  In response to the distribution of the Rights and adoption of the Rights Agreement by MSSR, Purchaser has amended the Offer to condition the consummation of the Offer on the satisfaction or waiver of the Rights Condition. See Section 11 – ‘Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’”

Section 14 – “Conditions to the Offer”

The first part of the first paragraph of Section 14 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if, (1) at or prior to the Expiration Date, the Minimum Tender Condition, the Approval Condition, the Impairment Condition,  the Jefferies Financing Condition, the HSR Condition or the Rights Condition has not been satisfied, or (2) at any time on or after April 7, 2011 and before the Expiration Date, any of the following events shall occur or conditions shall exist:”

Condition “(a)” contained in Section 14 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“(a) there shall be instituted or pending any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by Purchaser, Landry’s or any other affiliate of Landry’s or the consummation by Purchaser, Landry’s or any other affiliate of Landry’s of the Proposed Merger or any other business combination with MSSR, (B) seeking to obtain material damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (2) seeking to restrain or prohibit the full rights of ownership or operation by Purchaser, Landry’s or any other affiliate of Landry’s of all or any portion of the business or assets of MSSR and its subsidiaries or of Landry’s or its affiliates, or to compel Purchaser, Landry’s or any other affiliate of Landry’s to dispose of or hold separate all or any portion of the business or assets of Landry’s or its affiliates or MSSR or any of its subsidiaries or seeking to impose any limitation on the ability of Purchaser, Landry’s or any other affiliate of Landry’s to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Purchaser, Landry’s or any other affiliate of Landry’s effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to MSSR’s stockholders, (4) seeking to require divestiture by Purchaser, Landry’s or any other affiliate of Landry’s of any Shares, (5) seeking any material diminution in the benefits expected to be derived by Purchaser, Landry’s or any other affiliate of Landry’s as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with MSSR, (6) which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Purchaser, Landry’s or any other affiliate of Landry’s or the value of the Shares or (7) in the reasonable judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of MSSR or any of its subsidiaries;”

Condition “(c)” contained in Section 14 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“(c) any change (or any condition, event or development involving a prospective change) shall have occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of MSSR or any of its subsidiaries which, in the reasonable judgment of Purchaser, is or may be materially adverse, or Purchaser shall have become aware of any fact which, in the reasonable judgment of Purchaser, has or may have material adverse significance, with respect to either the value of MSSR or any of its subsidiaries or the value of the Shares to Purchaser, Landry’s or any other subsidiary of Landry’s;”

The final paragraph of Section 14 (“Conditions to the Offer”) of the Offer to Purchase and the clause immediately preceding it are hereby amended and restated in their entirety to read as follows:

“which, in the reasonable judgment of Landry’s or Purchaser, regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

According to the MSSR 8-K, on April 20, 2011, MSSR’s Board of Directors declared a dividend of one Right for each Share outstanding as of April 28, 2011, payable to stockholders of record on April 28, 2011.  Each Right entitles the registered holder to purchase from MSSR one one-thousandth of a Preferred Shares of MSSR at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement, as more fully described in Section 11 – ‘Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’  In response to the distribution of the Rights and adoption of the Rights Agreement by MSSR, Purchaser has amended the Offer to condition the consummation of the Offer on the satisfaction or waiver of the Rights Condition. See Section 11 – ‘Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions.’

The foregoing conditions are for the sole benefit of Purchaser or Landry’s and may be asserted by Purchaser and Landry’s, in their reasonable judgment, regardless of the circumstances giving rise to any such conditions, so long as such conditions are not triggered by the action or inaction of Purchaser or Landry’s, or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or Landry’s, subject to applicable law, in their sole discretion, in whole or in part, at any time and from time to time prior to the Expiration Date. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to expiration of the Offer, the failure by Purchaser or Landry’s at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.  Any determination by Purchaser or Landry’s concerning any condition or event described in this Section 14 shall be final and binding upon all parties to the fullest extent permitted by law.”

Section 17 – “Miscellaneous”

The information set forth in the Offer to Purchase under Section 17 (“Miscellaneous”) is hereby amended to add immediately after the final paragraph of Section 17:

“SOLICITATION OF CONSENTS

On April 15, 2011, Landry’s filed preliminary proxy materials with the SEC (the ‘Withhold Proxy’) in connection with the 2011 Annual Meeting of Stockholders of MSSR, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof (the ‘Annual Meeting’), seeking stockholders’ authority to withhold their respective votes from being present and counting toward a quorum at the Annual Meeting.   By seeking MSSR stockholders’ authority to withhold their vote from counting towards a quorum, Landry’s is seeking to prevent MSSR from holding the Annual Meeting on May 26, 2011, the date for which the Annual Meeting is currently scheduled, in order to prevent MSSR from conducting business at the Annual Meeting without first having engaged in meaningful discussions with Landry’s. Landry’s advises the stockholders of MSSR to read the Withhold Proxy because it contains important information. Landry’s currently expects to file definitive proxy materials with the SEC as soon as practicable. MSSR stockholders may obtain a free copy of the preliminary Withhold Proxy, the definitive Withhold Proxy (when it becomes available) and other documents that Landry’s files with the SEC at its web site at www.sec.gov. In addition, these documents may be obtained free of charge in printed form by contacting Okapi Partners LLC at (877) 285-5990.”

The Letter of Transmittal is hereby amended as follows:

All references to “12:00 Midnight, New York City time, on May 6, 2011” in the Letter of Transmittal are amended to be references to “12:00 Midnight, New York City time, on May 31, 2011.”

General Amendments

The caption at the top of the cover page of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“LETTER OF TRANSMITTAL TO
TENDER SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OF

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
AT
$9.25 NET PER SHARE
PURSUANT TO THE OFFER TO PURCHASE DATED APRIL 7, 2011
BY

LSRI HOLDINGS, INC.
A WHOLLY OWNED SUBSIDIARY OF
LANDRY’S RESTAURANTS, INC.”

The inside cover of the Letter of Transmittal is hereby amended to include the following paragraph immediately following the last paragraph thereof:

“Holders of shares of Common Stock, par value $0.001 per share (the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (‘MSSR’), are required to tender one Right (as defined below) for each Share tendered to effect a valid tender of such Share. Unless and until the Distribution Date (as defined in the Offer to Purchase) occurs, the Rights are represented by and transferred with the Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer, a tender of Shares also constitutes a tender of the associated Rights. If, however, pursuant to the Rights Agreement (as defined below) or otherwise, the separate certificates (‘Rights Certificates’) have been distributed by MSSR (as defined below) to holders of Shares prior to the date of tender pursuant to the Offer (as defined below), Rights Certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered or, if available, a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary (as defined below) with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are tendered pursuant to the Offer, a tender of Shares without Rights constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary within a period ending on the later of (1) three Nasdaq Global Stock Market  trading days after the date of execution of the Notice of Guaranteed Delivery or (2) three business days after the date such Rights Certificates are distributed. LSRI Holdings, Inc. (‘Purchaser’) reserves the right to require that it receive such Rights Certificates, or a Book-Entry Confirmation, if available, prior to accepting Shares for payment. Payment for Shares tendered and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, Rights Certificates, if such certificates have been distributed to holders of Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer. Holders whose certificates for Shares (‘Share Certificates’ and, if applicable, Rights Certificates) are not immediately available (including, without limitation, if the Distribution Date has occurred but Rights Certificates have not yet been distributed by MSSR) or who cannot deliver either the certificates for, or a Book-Entry Confirmation with respect to, their Shares and/or Rights, and all other documents required hereby to the Depositary prior to the Expiration Date must tender their Shares in accordance with the guaranteed delivery procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase.’”

The first paragraph on the fourth page of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“The undersigned hereby tenders to LSRI Holdings, Inc., a Delaware corporation (the ‘Purchaser’) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation, (1) the above described shares of Common Stock, par value $0.001 per share (the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (‘MSSR’) and (2) the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share, of MSSR (the ‘Rights’) issued pursuant to the Rights Agreement between MSSR and Computershare Trust Company, N. A., as Rights Agent, dated April 18, 2011 (as amended from time to time, the ‘Rights Agreement’), at a price of $9.25 per Share, net to the seller in cash, without interest thereon and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated April 7, 2011 (the ‘Offer to Purchase’) and this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the ‘Offer’), receipt of which is hereby acknowledged. Unless the context otherwise requires, all references herein to the ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.”

The third and fourth paragraphs on the fourth page of the Letter of Transmittal are hereby amended and restated in their entirety to read as follows:

“Notwithstanding the Rights, if, on or after April 7, 2011, MSSR declares or pays any dividend on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, or voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on MSSR’s stock transfer records, then, subject to the provisions of Section 14 — ‘Conditions to the Offer’ of the Offer to Purchase, (1) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividends or cash distributions and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

The undersigned understands that stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. The undersigned understands that if the Distribution Date (as defined in the Offer to Purchaser) has occurred and separate certificates representing the Rights (the ‘Rights Certificates’) have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares being tendered herewith must be delivered to the Depositary or, if available, a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedures described below. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates representing a number of Rights equal to the number of Shares tendered herewith to the Depositary within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery or (2) three business days after the date such Rights Certificates are distributed. Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, Rights Certificates if such certificates have been distributed to holders of Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.

The undersigned hereby irrevocably appoints Tilman J. Fertitta and Steven L. Scheinthal, or either of them, and any other individual designated by either of them or Purchaser, and each of them individually, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, to vote at any annual, special or adjourned meeting of MSSR’s stockholders, to execute any written consent in lieu of any such meeting, and to otherwise act in such matter as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper with respect to, the Shares tendered hereby (and with respect to any and all other Shares or other securities or rights issued in respect thereof on or after April 7, 2011) that have been accepted for payment by Purchaser prior to the time any such action is taken and with respect to which the undersigned is entitled to vote. This appointment is effective when, and only to the extent that, Purchaser accepts for payment such Shares as provided in the Offer to Purchase.  This proxy is coupled with an interest in the Shares tendered hereby and is irrevocable and is granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer.  Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Shares will, without further action, be revoked (except for any proxies given pursuant to the Withhold Proxy (as defined in the Offer to Purchase)) and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective) by the undersigned.  The undersigned acknowledges that in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser and Purchaser’s designee must be able to exercise full voting and all other rights that inure to a record and beneficial holder with respect to such Shares.”

Instruction 2 of the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“2. Requirements of Tender.  This Letter of Transmittal is to be completed by stockholders either if (a) Share Certificates are to be forwarded herewith or (b) unless an Agent’s Message (as defined below) is utilized, if delivery of Shares (if available) is to be made pursuant to the procedures for book-entry transfer set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. For a holder validly to tender Shares pursuant to the Offer, either (x) on or prior to the Expiration Date, (i) Share Certificates representing tendered Shares (and, prior to the Distribution Date, representing tendered Rights), and after the Distribution Date, Rights Certificates must be received by the Depositary at one of its addresses set forth herein, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, (ii) this Letter of Transmittal (or a facsimile hereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of such addresses and (iii) any other documents required by this Letter of Transmittal must be received by the Depositary at one of such addresses; or (y) the tendering stockholder must comply with the guaranteed delivery procedures set forth below and in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. If a Distribution Date has occurred, Rights Certificates, or Book-Entry Confirmation of a transfer of Rights into the Depositary’s account at the Book-Entry Transfer Facility, if available (together with, if Rights are forwarded separately from Shares, a properly completed and duly executed Letter of Transmittal with any required signature guarantee, or an Agent’s Message in the case of a book-entry delivery, and any other documents required by this Letter of Transmittal), must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date or, if later, within three business days after the date on which such Rights Certificates are distributed.”

The paragraph following Instruction 11 to the Letter of Transmittal is hereby amended and restated in its entirety to read as follows:

“IMPORTANT:  IN ORDER FOR SHARES TO BE VALIDLY TENDERED PURSUANT TO THE OFFER, (1) ON OR PRIOR TO THE EXPIRATION DATE (A) THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF), PROPERLY COMPLETED AND DULY EXECUTED, TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, MUST BE RECEIVED BY THE DEPOSITARY, OR IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, AN AGENT’S MESSAGE MUST BE RECEIVED BY THE DEPOSITARY, (B) ANY OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE DEPOSITARY AND (C) SHARE CERTIFICATES REPRESENTING TENDERED SHARES (AND, PRIOR TO THE DISTRIBUTION DATE, REPRESENTING TENDERED RIGHTS) AND AFTER THE DISTRIBUTION DATE, RIGHTS CERTIFICATES, MUST BE RECEIVED BY THE DEPOSITARY OR SUCH SHARES AND RIGHTS MUST BE DELIVERED PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER AND A BOOK-ENTRY CONFIRMATION MUST BE RECEIVED BY THE DEPOSITARY; OR (2) THE TENDERING STOCKHOLDER MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.”

The form of Notice of Guaranteed Delivery attached as Exhibit (A)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”) is hereby amended as follows:

General Amendments

All references to “12:00 Midnight, New York City time, on May 6, 2011” in the Notice of Guaranteed Delivery are amended to be references to “12:00 Midnight, New York City time, on May 31, 2011.”

The caption at the top of the cover page of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:

“NOTICE OF GUARANTEED DELIVERY FOR
TENDER OF SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OF

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.”

The first full paragraph on the front cover of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:

“As set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to accept the Offer (as defined below) if (i) certificates (‘Share Certificates’) representing shares of Common Stock, par value $0.001 per share (the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc. (‘MSSR’), a Delaware corporation,  or if applicable, certificates (‘Rights Certificates’) for the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share, of MSSR (the ‘Rights’) issued pursuant to the Rights Agreement dated as of April 18, 2011 (as amended from time to time, the ‘Rights Agreement’), by and between MSSR and Computershare Trust Company, N.A., as Rights Agent, are not immediately available (including, without limitation, if the Distribution Date (as defined in Section 11 – ‘Purpose of the Offer and the Proposed Merger; Statutory Requirements; the Rights Condition; Appraisal Rights; ‘Going-Private’ Transactions’) has occurred, but Rights Certificates have not yet been distributed); (ii) the procedures for book-entry transfer cannot be completed on a timely basis or (iii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company, as Depositary (the ‘Depositary’), prior to the Expiration Date (as defined in Section 1 — ‘Terms of the Offer; Expiration Date’ of the Offer to Purchase).  This form may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution (as defined in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase).  See Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. Unless the context otherwise requires, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.”

The first full paragraph on page 3 of the Notice of Guaranteed Delivery is hereby amended and restated in its entirety to read as follows:

“The undersigned, a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program, hereby guarantees to deliver to the Depositary either the certificates representing the Shares tendered hereby, in proper form for transfer, or a Book-Entry Confirmation (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) with respect to such Shares, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase), and any other required documents, within (a) three Nasdaq Global Stock Market trading days after the date hereof or (b) in the case of the Rights, a period ending on the later of (i) three Nasdaq Global Stock Market trading days after the date hereof and (ii) three business days after the date Rights Certificates are distributed to the stockholders by MSSR.”

The form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, attached as Exhibit (A)(1)(D) to the Schedule TO (the “Broker Letter”) is hereby amended as follows:

General Amendments

All references to “12:00 Midnight, New York City time, on May 6, 2011” in the Broker Letter are amended to be references to “12:00 Midnight, New York City time, on May 31, 2011.”

The caption at the top of the cover page of the Broker Letter is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OF

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
AT
$9.25 NET PER SHARE
BY

LSRI HOLDINGS, INC.
A WHOLLY OWNED SUBSIDIARY OF
LANDRY’S RESTAURANTS, INC.”

The first full paragraph on the front cover of the Broker Letter is hereby amended and restated in its entirety to read as follows:

“We have been engaged by LSRI Holdings, Inc., a Delaware corporation (‘Purchaser’) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (‘Landry’s’), and Landry’s to act as Information Agent in connection with Purchaser’s offer to purchase (1) all issued and outstanding shares of Common Stock, par value $0.001 per share (the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (‘MSSR’), and (2) the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share, of MSSR (the ‘Rights’) issued pursuant to the Rights Agreement between MSSR and Computershare Trust Company, N. A., as Rights Agent, dated April 18, 2011 (as amended from time to time, the ‘Rights Agreement’), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated April 7, 2011 (the ‘Offer to Purchase’), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the ‘Offer’). Unless the context otherwise requires, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed to include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

Holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, stockholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for the tender of Shares. If the Distribution Date (as defined in the Offer to Purchase) has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and separate certificates for the Rights (the ‘Rights Certificates’) have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary (as defined in the Offer to Purchase) or, if available, a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary (as defined in the Offer to Purchase) with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure discussed in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date Rights Certificates are distributed.  Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.”

The second full paragraph on page 2 of the Broker Letter is hereby amended and restated in its entirety to read as follows:

“In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the Share Certificates and the Rights Certificates or a timely Book-Entry Confirmation of the book-entry transfer of such Shares and Rights (if such procedure is available), into the Depositary’s account at the Book-Entry Transfer Facility, pursuant to the procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) in connection with a book-entry transfer effected pursuant to the procedure set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase, and (3) any other documents required by the Letter of Transmittal.  Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Rights Certificates or Book-Entry Confirmations with respect to Shares or Rights are actually received by the Depositary.  UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR ANY SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYING SUCH PURCHASE PRICE.”

The form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, attached as Exhibit (A)(1)(E) to the Schedule TO (the “Client Letter”) is hereby amended as follows:

General Amendments

All references to “12:00 Midnight, New York City time, on May 6, 2011” in the Client Letter are amended to be references to “12:00 Midnight, New York City time, on May 31, 2011.”

The caption at the top of the cover page of the Client Letter is hereby amended and restated in its entirety to read as follows:

“OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OF

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
AT
$9.25 NET PER SHARE
BY

LSRI HOLDINGS, INC.
A WHOLLY OWNED SUBSIDIARY OF
LANDRY’S RESTAURANTS, INC.”

The first two paragraphs on the front cover of the Client Letter are hereby amended and restated in their entirety to read as follows:

“Enclosed for your consideration is an Offer to Purchase dated April 7, 2011 (the ‘Offer to Purchase’) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the ‘Offer’) relating to the Offer by LSRI Holdings, Inc., a Delaware corporation (‘Purchaser’) and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (‘Landry’s’), to purchase (1) all issued and outstanding shares of Common Stock, par value $0.001 per share (the ‘Shares’), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (‘MSSR’), and (2) the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share, of MSSR (the ‘Rights’) issued pursuant to the Rights Agreement between MSSR and Computershare Trust Company, N. A., as Rights Agent, dated April 18, 2011 (as amended from time to time, the ‘Rights Agreement’), at a price of $9.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the ‘Offer Price’), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, all references herein to ‘Shares’ shall be deemed to include the associated Rights, and all references herein to the ‘Rights’ shall be deemed  to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

Holders of Shares will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. Accordingly, stockholders who sell their Rights separately from their Shares and do not otherwise acquire Rights may not be able to satisfy the requirements of the Offer for the tender of Shares. If the Distribution Date (as defined in the Offer to Purchase) has not occurred prior to the Expiration Date, a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date has occurred and separate certificates for the Rights (the “Rights Certificates”) have been distributed to holders of Shares prior to the time a holder’s Shares are purchased pursuant to the Offer, in order for Rights (and the corresponding Shares) to be validly tendered, Rights Certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary (as defined in the Offer to Purchase) or, if available, a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary (as defined in the Offer to Purchase) with respect thereto. If the Distribution Date has occurred and Rights Certificates have not been distributed prior to the time Shares are purchased pursuant to the Offer, Rights may be tendered prior to a stockholder receiving Rights Certificates by use of the guaranteed delivery procedure discussed in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase. In any case, a tender of Shares constitutes an agreement by the tendering stockholder to deliver Rights Certificates to the Depositary representing a number of Rights equal to the number of Shares tendered pursuant to the Offer within a period ending on the later of (1) three Nasdaq Global Stock Market trading days after the date of execution of the Notice of Guaranteed Delivery and (2) three business days after the date Rights Certificates are distributed.  Purchaser reserves the right to require that the Depositary receive Rights Certificates, or a Book-Entry Confirmation, if available, with respect to such Rights prior to accepting the associated Shares for payment pursuant to the Offer if the Distribution Date has occurred prior to the Expiration Date.

If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates (as defined in the Offer to Purchase), or the Rights Certificates are not immediately available (including, without limitation, if the Distribution Date has occurred, but Rights Certificates have not yet been distributed) or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date, such Shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase.  See Instruction 2 of the Letter of Transmittal.  Delivery of documents to the Book-Entry Transfer Facility (as defined in the Offer to Purchase) in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.”

Item 4 on page 2 of the Client Letter is hereby amended and restated in its entirety to read as follows:

“The Offer is conditioned upon, among other things, (1) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares that, together with the Shares then owned by Landry’s, its affiliates and its subsidiaries (including, without limitation, Purchaser), would represent at least 90% of the total number of then-outstanding Shares calculated on a fully diluted basis, (2) MSSR’s Board of Directors having approved the offer and the proposed second-step merger described in the Offer to Purchase under Section 203 of the Delaware General Corporation Law (the ‘DGCL’) or Landry’s being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the offer and the potential merger thereafter, (3) MSSR not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Landry’s ability to acquire MSSR or otherwise diminishing the expected value to Landry’s of the acquisition of MSSR, (4) Landry’s, or one of its affiliates, entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding Shares, (5) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (6) MSSR’s Board of Directors redeeming the Rights or Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed second step merger described in the Offer to Purchase.”

The last paragraph beginning on page 2 of the Client Letter is hereby amended and restated in its entirety to read as follows:

“In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the Share Certificates, the Rights Certificates or a timely Book-Entry Confirmation of the book-entry transfer of such Shares or Rights into the Depositary’s account at the Book-Entry Transfer Facility, pursuant to the procedures set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — ‘Acceptance for Payment and Payment’ of the Offer to Purchase) in connection with a book-entry transfer effected pursuant to the procedure set forth in Section 3 — ‘Procedures for Accepting the Offer and Tendering Shares’ of the Offer to Purchase, and (3) any other documents required by the Letter of Transmittal.  Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Rights Certificates or Book-Entry Confirmations with respect to Shares or Rights are actually received by the Depositary.  UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR ANY SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYING SUCH PURCHASE PRICE.”

The caption on the last page of the Client Letter and the first paragraph on the last page of the Client Letter are hereby amended and restated in their entirety to read as follows:

“INSTRUCTIONS WITH RESPECT TO THE
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

OF
MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.
BY

LSRI HOLDINGS, INC.
A WHOLLY OWNED SUBSIDIARY OF
LANDRY’S RESTAURANTS, INC.

THE UNDERSIGNED ACKNOWLEDGE(S) RECEIPT OF YOUR LETTER, THE OFFER TO PURCHASE OF LSRI HOLDINGS, INC., A DELAWARE CORPORATION (‘PURCHASER’), DATED APRIL 7, 2011 (THE ‘OFFER TO PURCHASE’) AND THE RELATED LETTER OF TRANSMITTAL RELATING THE OFFER BY PURCHASER TO PURCHASE (1) ALL ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE ‘SHARES’), OF MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC., A DELAWARE CORPORATION (‘MSSR’) AND (2) THE ASSOCIATED RIGHTS TO PURCHASE SHARES OF SERIES A PREFERRED STOCK, PAR VALUE $0.001 PER SHARE, OF MSSR ISSUED PURSUANT TO THE RIGHTS AGREEMENT BETWEEN MSSR AND COMPUTERSHARE TRUST COMPANY, N. A., AS RIGHTS AGENT, DATED APRIL 18, 2011 (AS AMENDED FROM TIME TO TIME).”

ITEM 12.                      EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(D) Press release issued by Tilman J. Fertitta, dated April 22, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2011
LSRI HOLDINGS, INC.
	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	President

LANDRY’S RESTAURANTS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated April 7, 2011. (1)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9). (1)
(a)(1)(C)	Notice of Guaranteed Delivery. (1)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. (1)
(a)(1)(F)	Summary Advertisement published on April 7, 2011. (1)
(a)(5)(A)
Press release issued by Tilman J. Fertitta, dated April 4, 2011 (incorporated by reference to Tender Offer Statement on Schedule TO filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(a)(5)(B)	Press release issued by Tilman J. Fertitta, dated April 7, 2011. (2)
(a)(5)(C)	Press release issued by Tilman J. Fertitta, dated April 21, 2011. (3)
(a)(5)(D)	Press release issued by Tilman J. Fertitta, dated April 22, 2011.
(b)(1)
Commitment Letter, dated as of April 1, 2011, by and between Landry’s Restaurants, Inc. and Jefferies Group, Inc. (incorporated by reference to Amendment No. 2 to Schedule 13D filed by Landry’s Restaurants, Inc. with the Commission on April 4, 2011).

(d)	None.
(g)	None.
(h)	None.

(1) Previously filed with Schedule TO on April 7, 2011.
(2) Previously filed with Amendment No. 1 dated April 7, 2011.
(3) Previously filed with Amendment No. 2 dated April 21, 2011.